Filed Pursuant to Rule 253(g)(2)
File No. 024-11162

FUNDRISE GROWTH EREIT VII, LLC

SUPPLEMENT NO. 5 DATED SEPTEMBER 30, 2021
TO THE OFFERING CIRCULAR DATED AUGUST 23, 2021

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Growth eREIT VII, LLC (“we”, “our” or “us”), dated August 23, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on August 24, 2021 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

Pender Woods Controlled Subsidiary – Summerville, SC

On September 24, 2021, we made an additional investment in a “majority-owned subsidiary” owned by us, Home Rent 2, LLC (the “Pender Woods Controlled Subsidiary”), of approximately $166,000, which is the stated value of our equity in a new investment round for the Pender Woods Controlled Subsidiary (the “Pender Woods Growth VII eREIT Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round for the Pender Woods Controlled Subsidiary for a purchase price of approximately $1,497,000 (the “Pender Woods Interval Fund Investment” and, together with the Pender Woods Growth VII eREIT Investment, the “Pender Woods Investment”). The Pender Woods Controlled Subsidiary used the proceeds of the Pender Woods Investment to acquire six (6) detached single family homes in the planned Pender Woods subdivision generally located at 111 Corvus Court, Summerville, SC (the “Pender Woods Property”). We anticipate the Pender Woods Controlled Subsidiary, or one of our affiliates, will purchase up to two hundred (200) homes in the Pender Woods Property from the home builder as construction progresses and certificates of occupancy are secured. The initial Pender Woods Growth VII eREIT Investment was funded with proceeds from our Offering, and the closing of the initial Pender Woods Investment and initial tranche of the six (6) single family homes occurred concurrently.

The Pender Woods Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the Pender Woods Growth VII eREIT Investment, we have authority to manage the Pender Woods Controlled Subsidiary, including the Pender Woods Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the Pender Woods Investment, paid directly by the Pender Woods Controlled Subsidiary.

The total purchase price for the Pender Woods Property is anticipated to be approximately $55,140,000, an average of approximately $276,000 per home. The Pender Woods Property will be operated within a typical for-sale housing community. The home builder expects to deliver approximately eight (8) homes per month, with full delivery of the two hundred (200) homes expected in October 2023.

The Pender Woods Property will have a mix of unit types and floorplans, ranging from 1,105 square foot, 3 bedroom, 2 bath homes to 2,688 square foot, 5 bedroom, 3 bath homes. Due to the new construction, it is not anticipated that material hard or soft costs will be incurred in the near term. It is anticipated that professional third party property management will be installed to manage the Pender Woods Property.

The following table contains underwriting assumptions for the Pender Woods Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Stabilized Economic Vacancy	Average Annual Rent Growth	Average Annual Expense Growth	Exit Cap Rate	Hold Period
Pender Woods Property	6.50%	3.40%	2.75%	4.50%	10 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise Growth eREIT VII, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.